Exhibit 99.1

PRESS RELEASE

November 9, 2010	2010-15
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Reports Q3 2010 and YTD 2010 Earnings

Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) reports its financial and operational results for the period ended September 30, 2010.  All figures are in U.S. dollars unless otherwise indicated.

Q3 2010 Highlights

•
Q3 2010 net loss of $3.8 million or $0.05 per basic and fully diluted share compared to net income of $6.9 million or $0.09 per basic and fully diluted share in Q3 2009.  Net income for Q3 2010 was adversely impacted by higher cash operating costs caused by abnormally high dilution at the Company’s Turmalina Mine.

•
Q3 2010 gold sales increased to 38,861 ounces at an average price of $1,254 per ounce yielding revenue of $48.7 million compared to Q3 2009 gold sales of 36,314 ounces at an average price of $969 per ounce and revenue of $35.2 million.

•
Q3 2010 gold production totaled 41,376 ounces at an average cash operating cost of $798 per ounce compared to 41,585 ounces at an average cash operating cost of $451 per ounce during the same period last year (see Non-GAAP Performance Measures).  The increase in cash operating costs from the prior year were attributable to a significant decrease in run-of-mine (“ROM”) grades, primarily caused by abnormally high dilution at the Company’s Turmalina operation.  Despite the higher cash operating cost per ounce, overall, the Company has witnessed a sequential decline in mining costs over the past several quarters as result of mining efficiencies and other actions.

•
Q3 2010 average feed grade was 2.96 grams per tonne compared to 4.12 grams per tonne during Q3 2009 or 4.38 grams per tonne excluding Sabará.  The Company continued to encounter geo-mechanical issues at Level 3 in the Turmalina Mine (Ore Body A), which resulted in dilution averaging over 30%, more than double the level expected.  As indicated by management earlier this year, this condition will continue to have an impact on the grades and production at the Turmalina operation through the balance of 2010 until the ore is mined-out of the upper elevations of the mine and replaced with ore from Level 4 and 5, where development is nearing completion.  Levels 4 and 5 of the mine (and below) will employ the cut-and-fill mining method compared to selective sublevel stoping in the higher elevations of the Ore Body A.

The change in mining method to cut-and-fill will significantly improve the ROM grade and management estimates the complete changeover to this method will be completed during Q1 2011.  The test mining completed with the cut-and-fill process has yielded sharply lower dilution and supports management’s expectations for higher ROM grades.

•	Q3 2010 gross profit decreased to $178,000 from $11.8 million in Q3 2009.

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

•
Q3 2010 cash provided by operating activities (see Non-GAAP Performance Measures) was $11.3 million compared to $12.9 million in Q3 2009.  The decrease was primarily due to the higher average cash operating costs.

•	Jaguar invested $35.9 million in growth projects in Q3 2010 compared to $27.3 million invested in Q3 2009.

•	As of September 30, 2010, the Company held cash holdings of $51.6 million, including $2.4 million of restricted cash.

Commenting on the Q3 2010 results, Daniel R. Titcomb, Jaguar’s President and CEO stated, “The successful start-up of commercial operations at our third mine and processing facility at Caeté is another important milestone to enhance shareholder value.  With this facility complete and running at 2,000 tonnes per day, we believe our three operating facilities have the capability to reach our 2011 production targets.  Equally important, the changeover to the new mining method at Turmalina, which is necessary to overcome the geo-mechanical issues encountered, is expected to be fully in-place during Q1 2011.  We remain confident the transition to a cut-and-fill method will significantly decrease dilution, lead to improved feed grades into the plant and sharply lower our cash operating costs.”

YTD (Jan-Sep) 2010 Highlights

•
Net loss of $14.3 million or $0.18 per basic and fully diluted share for the nine months ended September 30, 2010 compared to net income of $21.4 million or $0.29 per basic share and $0.28 per fully diluted share for the same period in 2009.  The net loss for 2010 was unfavorably impacted by higher costs and by the requirement to recognize non-cash interest expense associated with Jaguar’s 4.5% senior convertible notes, which totaled $6.0 million for the first nine months of 2010. An additional $1.5 million charge taken in Q3 2010 associated with a limited no-cost gold (hedge) collar, which is scheduled to be eliminated during Q4 2010, also negatively impacted the year-to-date loss.

•
YTD 2010 gold sales totaled 106,397 ounces at an average price of $1,186 per ounce produced revenue of $126.2 million compared to gold sales of 107,754 ounces at an average price of $940 per ounce and revenue of $101.2 million for the same period in 2009.

•
YTD 2010 gold production totaled 103,185 ounces at an average cash operating cost of $722 per ounce compared to 115,211 ounces at an average cash operating cost of $444 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the nine months ended September 30, 2010 decreased 10% from the comparable period in 2009 due largely to the geo-mechanical issues at Turmalina. The start-up of Caeté in Q3 2010 offset the shutdown of Jaguar’s Sabará oxide processing plant, which produced 6,360 ounces during the first nine months of 2009 at a cost of $680 per ounce. The Company’s cash operating costs were also impacted by the strengthening of the Brazilian real during 2010, averaging R$1.78 per $1.00 for the first nine months compared to R$2.12 per $1.00 for the same period in 2009. This factor alone accounted for $116 per ounce in Jaguar’s YTD 2010 cash operating costs over the prior year.

•	Gross profit for the nine months ended September 30, 2010 decreased to $9.6 million from $32.2 million during the same period in 2009.

•	Cash provided by operating activities during the first nine months of 2010 totaled $19.6 million compared to $30.7 million during the first nine months of 2009.

•
Jaguar invested $109.2 million in growth projects during the first nine months of 2010, up from the $52.9 million invested during the same period in 2009.  The development and completion of the new Caeté operation represented the single largest investment during 2010.

•	The Company achieved underground development targets of 13.9 km for the nine months ended September 30, 2010; on plan and on pace to reach nearly 19 km for FY 2010.

Summary of Key Operating Results

The following is a summary of key operating results:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$48,712	$35,165	$126,234	$101,236
Ounces sold	38,861	36,314	106,395	107,754
Average sales price $ / ounce	1,254	969	1,186	940
Gross profit	178	11,815	9,644	32,218
Net income (loss)	(3,800)	6,906	(14,318)	21,389
Basic income (loss) per share	(0.05)	0.09	(0.18)	0.29
Diluted income (loss) per share	(0.05)	0.09	(0.18)	0.28
Weighted avg. # of shares outstanding - basic	84,224,952	78,173,757	79,507,045	74,952,395
Weighted avg. # of shares outstanding - diluted	84,224,952	80,736,853	79,507,045	76,595,985

Additional details are available in the Company’s filings on SEDAR and EDGAR, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and Interim Consolidated Financial Statements for the period ended September 30, 2010.

2010 Outlook

The Company’s production and cash operating cost estimates for 2010 are shown below.  Cash operating cost estimates are based on an assumed R$1.75 per $1.00 exchange rate.

	Estimated	Estimated
Operation	2010	FY 2010
	Production	Cash Operating Cost
	(oz)	($/oz)
Turmalina	63,233 - 65,733	$775 - $785
Paciência	61,479 - 63,479	$730 - $740
Caeté	23,500 - 25,000	$785 - $795
Total	148,212 -154,212	$755 - $765

The Company has provided its 2010 quarterly production and grades for its operations as follows:

2010 Estimated Gold Production, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Actual	Q4 Estimate	FY 2010

Turmalina	16,987	15,896	16,350	14,000 - 16,500	63,233 - 65,733
Paciência	14,236	14,717	16,526	16,000 - 18,000	61,479 - 63,479
Caeté	-	-	8,500	15,000 - 16,500	23,500 - 25,000
Total	31,223	30,613	41,376	45,000 - 51,000	148,212 -154,212

2010 Estimated Feed Grades, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Actual	Q4 Estimate	FY 2010

Turmalina	4.16	3.13	2.78	3.27	3.33
Paciência	3.32	3.21	3.24	3.48	3.31
Caeté	-	-	2.85	3.43	3.14
Average	3.74	3.17	2.98	3.40	3.32

Cash Operating Cost	$595	$746	$798	$800	$755 - 765
Note: The FY 2010 total represents the range of cash operating costs for the year whereas quarterly figures represent the target.

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures discussed below in this press release.  These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP (“GAAP”) and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company’s performance.  Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. Cash provided by operating activities has also been included as an overall measure of cash generation capability on a standardized basis. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

Cash provided by operating activities
($000s)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2010	30, 2009	30, 2010	30, 2009
Cash provided by operating activities as reported
Net income (loss)	$(3,800)	$6,906	$(14,318)	$21,389
Items not involving cash:
Unrealized foreign exchange (gain) loss	(2,556)	363	51	(8,302)
Stock-based compensation	(4,233)	1,942	(2,679)	4,207
Non-cash interest expense	2,040	(894)	6,024	150
Accretion expense	451	192	1,177	572
Future income taxes	848	1,058	1,154	3,540
Depletion and amortization	11,474	5,558	28,576	15,610
Unrealized loss on forward sales derivatives	1,502	-	1,502	-
Unrealized loss (gain) on foreign exchange contracts	(570)	(1,108)	602	(3,529)
Disposition of property	-	-	(4,625)	-
Accretion of interest revenue	(94)	-	(94)	-
Reclamation expenditure	(539)	(34)	(1,613)	(317)
	$4,523	$13,983	$15,757	$33,320
Change in non cash operating working capital	6,822	$(1,119)	3,850	$(2,586)
Cash provided by operating activities	$11,345	$12,864	$19,607	$30,734
Cash provided by operating activities per share	$0.13	$0.16	$0.25	$0.41

Summary of Cash Operating Cost per tonne processed	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs per statement of operations1	$31,022,000	$75,804,000
Change in inventory 2	(2,661,000)	(4,606,000)
Operational cost of gold produced 3	28,361,000	71,198,000
divided by
Tonnes processed	468,000	1,141,000
equals
Cost per tonne processed	$60.60	$62.40

Turmalina Cash Operating Cost per tonne processed	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$14,344,000	$38,290,000
Change in inventory 2	(2,379,000)	(3,199,000)
Operational cost of gold produced 3	11,965,000	35,091,000
divided by
Tonnes processed	200,000	549,000
equals
Cost per tonne processed	$59.80	$63.90

Paciência Cash Operating Cost per tonne processed	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$11,274,000	$32,110,000
Change in inventory 2	(1,216,000)	(2,345,000)
Operational cost of gold produced 3	10,058,000	29,765,000
divided by
Tonnes processed	167,000	491,000
equals
Cost per tonne processed	$60.20	$60.60

Caeté Cash Operating Cost per tonne processed	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$5,404,000	$5,404,000
Change in inventory 2	934,000	938,000
Operational cost of gold produced 3	6,338,000	6,342,000
divided by
Tonnes processed	101,000	101,000
equals
Cost per tonne processed	$62.70	$62.70

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs per statement of operations1	$31,022,000	$75,804,000
Change in inventory 2	1,996,000	(1,304,000)
Operational cost of gold produced 3	33,018,000	74,500,000
divided by
Gold produced (oz)	41,376	103,185
equals
Cost per oz of gold produced	$798	$722

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$14,344,000	$38,290,000
Change in inventory 2	577,000	(1,472,000)
Operational cost of gold produced 3	14,921,000	36,818,000
divided by
Gold produced (oz)	16,350	49,206
equals
Cost per oz of gold produced	$912	$748

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$11,274,000	$32,110,000
Change in inventory 2	222,000	(1,036,000)
Operational cost of gold produced 3	11,496,000	31,074,000
divided by
Gold produced (oz)	16,526	45,479
equals
Cost per oz of gold produced	$695	$683

Caeté Cash Operating Cost per oz produced	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Production costs	$5,404,000	$5,404,000
Change in inventory 2	1,197,000	1,204,000
Operational cost of gold produced 3	6,601,000	6,608,000
divided by
Gold produced (oz)	8,500	8,500
equals
Cost per oz of gold produced	$776	$776

1
Production costs do not include cost of goods sold adjustment of approximately $4.4 million, royalties of $1.3 million and CFEM tax of $479,000 for the three months ended September 30, 2010; and of goods sold adjustment of approximately $7.0 million, royalties of $3.9 million and CFEM tax of $1.3 million for the nine months ended September 30, 2010.  The cost of goods sold adjustment includes idle capacity costs of $3.6 million for the three months ended September 30, 2010 and 5.0 million for the nine months ended September 30, 2010.

2
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

The following tables are included in Jaguar’s audited financial statements as filed on SEDAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2010	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$49,177	$121,256
Inventory	34,207	36,986
Prepaid expenses and sundry assets	21,117	19,050
Forward sales derivative asset	51	-
Unrealized foreign exchange gains	678	1,280
	105,230	178,572

Prepaid expenses and sundry assets	46,648	35,837
Net smelter royalty	1,006	1,006
Restricted cash	2,408	108
Property, plant and equipment	341,177	205,329
Mineral exploration projects	80,632	129,743

	$577,101	$550,595

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$30,510	$22,892
Notes payable	17,297	5,366
Income taxes payable	16,248	15,641
Asset retirement obligations	1,009	510
Forward sales derivative liability	1,553	-
	66,617	44,409

Deferred compensation liability	5,477	8,616
Notes payable	138,274	126,784
Future income taxes	13,387	11,821
Asset retirement obligations	18,725	12,331
Other liabilities	754	738
Total liabilities	243,234	204,699

Shareholders' equity
Common shares	368,617	365,667
Stock options	14,101	14,762
Contributed surplus	42,028	42,028
Deficit	(90,879)	(76,561)
	333,867	345,896
Commitments
	$577,101	$550,595

 JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Gold sales	$48,712	$35,165	$126,234	$101,236
Production costs	(37,193)	(17,733)	(88,016)	(53,384)
Stock-based compensation	-	(180)	(381)	(362)
Depletion and amortization	(11,341)	(5,437)	(28,193)	(15,272)
Gross profit	178	11,815	9,644	32,218

Operating expenses:
Exploration	1,012	547	3,291	1,877
Stock-based compensation	(4,233)	1,762	(3,060)	3,845
Administration	5,133	2,798	14,249	10,618
Management fees	333	481	970	1,283
Amortization	133	121	383	338
Accretion expense	451	192	1,177	572
Other	1,190	596	2,208	1,491
Total operating expenses	4,019	6,497	19,218	20,024

Income (loss) before the following	(3,841)	5,318	(9,574)	12,194

Loss on forward derivatives	1,502	-	1,502	-
Gain on forward foreign exchange derivatives	(1,375)	(1,108)	(1,183)	(1,935)
Foreign exchange gain	(2,531)	(3,080)	(1,054)	(16,072)
Interest expense	4,106	1,525	12,355	6,388
Interest income	(645)	(1,047)	(3,155)	(2,797)
Disposition of property	(673)	(542)	(6,125)	(1,456)
Other non-operating expenses (recovery)	-	(596)	-	145
Total other expenses (income)	384	(4,848)	2,340	(15,727)

Income (loss) before income taxes	(4,225)	10,166	(11,914)	27,921
Income taxes
Current income taxes (recovery)	(1,273)	2,202	1,250	2,992
Future income taxes	848	1,058	1,154	3,540
Total income taxes	(425)	3,260	2,404	6,532

Net income (loss) and comprehensive income (loss) for the period	$(3,800)	$6,906	$(14,318)	$21,389

Basic net income (loss) per share	$(0.05)	$0.09	$(0.18)	$0.29
Diluted net income (loss) per share	$(0.05)	$0.09	$(0.18)	$0.28

Weighted average number of common shares outstanding - Basic	84,224,952	78,173,757	79,507,045	74,952,395
Weighted average number of common shares outstanding - Diluted	84,224,952	80,736,853	79,507,045	76,595,985

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(3,800)	$6,906	$(14,318)	$21,389
Items not involving cash:
Unrealized foreign exchange (gain) loss	(2,556)	363	51	(8,302)
Stock-based compensation	(4,233)	1,942	(2,679)	4,207
Non-cash interest expense	2,040	(894)	6,024	150
Accretion expense	451	192	1,177	572
Future income taxes	848	1,058	1,154	3,540
Depletion and amortization	11,474	5,558	28,576	15,610
Unrealized loss on forward sales derivatives	1,502	-	1,502	-
Unrealized loss (gain) on foreign exchange contracts	(570)	(1,108)	602	(3,529)
Disposition of property	-	-	(4,625)	-
Accretion of interest revenue	(94)	-	(94)	-
Reclamation expenditure	(539)	(34)	(1,613)	(317)
	4,523	13,983	15,757	33,320

Change in non-cash operating working capital
Inventory	5,190	(4,476)	4,056	(7,640)
Prepaid expenses and sundry assets	(2,906)	(5,066)	(8,388)	(9,945)
Accounts payable and accrued liabilities	4,977	5,406	7,617	10,265
Income taxes payable	(397)	3,017	607	4,734
Deferred compensation liabilities	(42)	-	(42)	-
	11,345	12,864	19,607	30,734
Financing activities:
Issuance of common shares, special warrants and warrants, net	127	44,271	2,078	107,963
Increase (decrease) in restricted cash	(1,500)	3,000	(2,301)	2,998
Repayment of debt	(121)	(152)	(3,655)	(2,712)
Increase in debt	9,036	118,328	20,152	118,328
Other long term liabilities	(210)	-	16	-
	7,332	165,447	16,290	226,577

Investing activities
Short-term investments	5,862	(5,625)	-	(5,625)
Mineral exploration projects	(2,070)	(8,475)	(22,047)	(15,583)
Purchase of property, plant and equipment	(33,278)	(18,808)	(86,689)	(37,348)
Proceeds from disposition of property	1,250	-	1,250	-
	(28,236)	(32,908)	(107,486)	(58,556)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	112	959	(490)	6,267
Increase (decrease) in cash and cash equivalents	(9,447)	146,362	(72,079)	205,022
Cash and cash equivalents, beginning of period	58,624	79,220	121,256	20,560
Cash and cash equivalents, end of period	$49,177	$225,582	$49,177	$225,582

Conference Call Details

The Company will hold a conference call tomorrow, November 10 at 10:00 a.m. EDT, to discuss the results.   Management will review a presentation during the conference call that includes graphics related to the third quarter’s performance and details concerning the current initiatives at the Company’s operations.  The presentation can be downloaded from the Company’s website at www.jaguarmining.com.  See below dial-in instructions for the call.

From North America:                           800-218-5691
International:                                       213-416-2192
Replay:
From North America:                           800-675-9924
International:                                       213-416-2185
Replay ID:                                          111010
Webcast:                                           www.jaguarmining.com

About Jaguar Mining

Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of Maranhão.  Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. Additional information is available on the Company’s website at www.jaguarmining.com.
For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

The Company uses the financial measure "adjusted cash flows from operating activities” to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The non-cash charges excluded from the computation of adjusted cash flows from operating activities, which are included in the Statements of Cash Flows prepared in accordance with GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This press release contains forward-looking statements, including statements concerning 2010 production, cash operating costs and expected grades.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, production and results of operations to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2009 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2009 filed with the United States Securities and Exchange Commission and available at www.edgar.com.

[###]